UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                                                   000-21561
                                                               -----------------
                                                                 SEC FILE NUMBER

                                                                      55-270M108
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                                                                    CUSIP NUMBER

                                  (Check One):
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
[ x ] Form 10-K [ ] Form 11-K [ ] Form 20-F [ ] Form 10-Q and Form 10-QSB [ ] Form N-SAR

                       For Period Ended: December 31, 2002

            [ ] Transition Report on Form 10-K
            [ ] Transition Report on Form 20-F
            [ ] Transition Report on Form 11-K
            [ ] Transition Report on Form 10-Q
            [ ] Transition Report on Form N-SAR
            For the Transition Period Ended:    N/A
                                              -------

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     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A
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PART I-REGISTRANT INFORMATION
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     Full Name of Registrant:  MCSi, Inc.

     Former Name if Applicable:  Miami Computer Supply Corporation

     Address of Principal Executive Office (Street and Number): 4751 Hempstead Station Drive

     City, State and Zip Code:  Dayton, Ohio 45429

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PART II-RULES 12B-25 (B) AND (C)
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     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25, the following should be completed. (Check box if appropriate) [ ]

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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PART III-NARRATIVE
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     State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K,
10-Q, N-SAR or the transition report or portion thereof, could not be filed within the prescribed time period.

     As previously announced, MCSi, Inc. ("MCSi") is being investigated by the Securities and Exchange Commission (the "SEC") and has received a subpoena from the SEC seeking production of certain documents. MCSi continues to cooperate with the investigation. MCSi's audit committee has engaged special counsel to conduct its own independent investigation as to certain allegations that have been made about MCSi and certain members of management. In addition, MCSi has recently appointed D. Gordon Strickland as its new President and Chief Executive Officer.

     MCSi's new management and its audit committee are still in the process of reviewing its financial statements for the fiscal year ended December 31, 2002, as well as MCSi's other 2002 annual and quarterly information previously disclosed. Because this review and the above-mentioned independent investigation is ongoing, MCSi is unable to state at this point whether it will be able to complete the audit of these financial statements, receive its independent auditors' report thereon or file its Annual Report on Form 10-K for the fiscal year ended December 31, 2002 within the 15 day extension permitted under SEC regulations, if at all.

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PART IV-OTHER INFORMATION
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     (1) Name and telephone number of person to contact in regard to this notification

D. Gordon Strickland                            (937)         291-8282
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(Name)                                          (Area Code)   (Telephone Number)

     (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                [x] Yes  [ ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                [ ] Yes  [ ] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     As stated above, MCSi's audit committee has engaged special counsel to conduct its own independent investigation as to certain allegations that have been made about MCSi and certain members of management. MCSi's new management and its audit committee are still in the process of reviewing its financial statements for the fiscal year ended December 31, 2002, as well as MCSi's other 2002 annual and quarterly information previously disclosed. Pending the completion of MCSi's audited financial statements to be included in its Annual Report on Form 10-K for the fiscal year ended December 31, 2002, MCSi is unable to determine whether there will be any such change in its results of operations.

                                   MCSi, Inc.
                  --------------------------------------------
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  April 1, 2003          By:    /s/ D. Gordon Strickland
                                     ------------------------
                              Name:  D. Gordon Strickland
                              Title: President and CEO